WITHDRAWAL OF FORM 1-A

BANGI, INC.

18530 MACK AVE.

GROSS POINT FARMS, MI 48236

April 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Fin

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bangi, Inc.
Withdrawal of Form 1-A filed October 10, 2019 File No. 024-11088

Ladies and Gentlemen:

On behalf of Bangi, Inc., a Nevada corporation (“Company”), we hereby request that the offering on Form 1-A (File No. 024-11088) as filed with the Securities and Exchange Commission (“Commission”) on October 10, 2019 (“Reg A”) be withdrawn effective immediately.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Reg A effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to William Eilers of Eilers Law Group, P.A., via email at wreilers@eilerslawgroup.com

Should you have any questions regarding this request for withdrawal, please contact William Eilers by telephone at (786) 273-9152.

BANGI, INC.

/s/ Nicole Birch
Nicole Birch
CEO